EXHIBIT 99.33



                               BANRO CORPORATION
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                                  PRESS RELEASE
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                   SIMON VILLAGE NOMINATED TO JOIN BANRO BOARD


Toronto, Canada - February 6, 2004 - Banro Corporation (the "Company") (TSX Venture - "BNR") is pleased to announce that Mr. Simon Village has agreed to join the Company's board of directors as a non-executive director. In accordance with applicable corporate law requirements, shareholders of the Company will be asked to elect Mr. Village as a director at the forthcoming special meeting of shareholders to be held on March 8, 2004.

Mr. Village is currently a Managing Director of the World Gold Council, and joint Managing Director of Gold Bullion Securities, the company which recently forged ahead with a groundbreaking initiative in listing the first gold backed security on any major stock exchange, the "London Stock Exchange". Prior to joining the WGC, Mr. Village was the Managing Director of HSBC's South African securities office, and also the Head of HSBC's global mining business based out of London in 1998. He joined HSBC in 1994 having worked for the Anglo-American and De Beers group companies as a mining engineer on their South African operations. Mr. Village qualified with a Bachelor of Engineering (Honours) Degree from the Camborne School of Mines, and brings some 14 years of relevant gold industry and investment experience to the Company's board.

"Mr. Villages' background will further the positive restructuring of Banro Corporation, and compliments the recent appointment of Mr. Peter Cowley and Dr. John Clarke to the board," commented Arnold Kondrat, interim President and CEO.


For further information, please contact:

Arnold T. Kondrat
President
Phone: (416) 366-2221
Fax:   (416) 366-7722


Banro Corporation is a Canadian-based company focused on the exploration of its wholly owned Twangiza-Namoya gold project in the Democratic Republic of the Congo.


The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.